EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following companies are a wholly-owned subsidiary of the Registrant:

•	Gabriel Technologies, LLC, a Nebraska limited liability company
•	Trace Technologies, LLC, a Nevada limited liability company

Resilent LLC, a Nebraska limited liability company, is a majority-owned subsidiary of the Company.